Exhibit 99.3

McCarthy Tétrault LLP PO Box 48, Suite 5300 Toronto-Dominion Bank Tower Toronto ON M5K 1E6 Canada Tel: 416-362-1812 Fax: 416-868-0673

September 24, 2025

VIA SEDAR+

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission Financial and Consumer Services Commission, New Brunswick
Nova Scotia Securities Commission
Financial and Consumer Services Division, Prince Edward Island
Office of the Superintendent of Securities Service, Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:	Vox Royalty Corp. (the “Company”)

We refer to the prospectus supplement dated September 24, 2025 to the short form base shelf prospectus of the Company dated February 13, 2025 (the “Prospectus Supplement”) relating to a distribution of common shares of the Company.

In the Prospectus Supplement, reference is made to this firm on the cover page and under the heading “Legal Matters” and to the name and opinion of this firm under the headings “Eligibility for Investment” and “Enforceability of Certain Civil Liabilities”. We hereby consent to being named in the Prospectus Supplement and to the use of our opinion therein.

We confirm that we have read the Prospectus Supplement and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that are derived from our opinion referred to above or that are within our knowledge as a result of the services we have performed to render the opinion.

Yours truly,

McCarthy Tétrault LLP

/s/ “McCarthy Tétrault LLP”